

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2023

Quan Long
Chief Executive Officer
Autohome Inc.
18th Floor Tower B, CEC Plaza
3 Dan Ling Street
Haidian District, Beijing 10080
The People's Republic of China

> **Re: Autohome Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **Filed April 25, 2023**
> **File No. 001-36222**

Dear Quan Long:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 3. Key Information, page 5

1. Please revise to clarify that all the legal and operational risks associated with having operations in the People's Republic of China ("PRC") also apply to operations in Hong Kong. In this regard, please ensure that your disclosure throughout the filing does not narrow risks related to operating in the PRC to mainland China only. Where appropriate, you may describe PRC law and then explain how law in Hong Kong differs from PRC law and describe any risks and consequences to the company associated with those laws. Also, please remove your disclosure on page 16 that the legal risks associated with being based in and having operations in mainland China do not apply to entities or businesses in Hong Kong.

<u>Financial Information Related to the VIEs, page 11</u>

2.   We note the "Share of loss of VIEs" and "Investment in VIE" line item titles and your explanation in footnote (1) on page 14 implies the VIE arrangements are similar to an equity method investment. As you have no direct relationship with the VIE or its subsidiaries please revise these line items and footnote (1) to more appropriately describe the nature of the amounts.

<u>Item 4. Information on the Company</u>
<u>C. Organizational Structure, page 99</u>

3.   Please revise to include the diagram of your corporate organizational structure in the forepart of the filing.

<u>Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 164</u>

4.   We note your statement that you reviewed your register of members in the Cayman Islands and publicly available documents in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

5.   We note that your disclosure pursuant to paragraph (b)(2) is limited to "governmental entities in the Cayman Islands or in China." Please note that Item 16I(b) requires that you provide disclosures for yourself and all of your consolidated foreign operating entities, including variable interest entities or similar structures. With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and confirm, if true, that you have disclosed the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities. Alternatively, please provide this information in your supplemental response.

6.   In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members' current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

7.   With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is "to our knowledge." Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

General

8.   We note your statement that Autohome Inc. is a holding company and you conduct all of your business through your subsidiaries and the VIEs. Please provide us with a legal analysis of whether you currently meet the definition of "investment company" under Section 3(a)(1)(C) of the Investment Company Act (the "Company Act"). Please include in your analysis the relevant calculation(s) under Section 3(a)(1)(C) (including, where required by the statute, on an unconsolidated basis), identifying each constituent part of the numerator(s) and denominator(s). Your analysis should identify and explain which assets held by the company are "investment securities" for purposes of Section 3(a)(2) of the Company Act, and specifically address how you treat the securities issued by your subsidiaries and variable interest entities. Please provide legal support for any substantive determinations and/or characterizations of assets that are material to your calculations.

9.   Please include a risk factor that: (1) explains in detail why the company believes that it is not an investment company for purposes of Section 3(a) the Company Act, with reference to key material facts and characteristics of the business and the specific provisions of the Company Act relevant to your conclusion; and (2) describes the consequences to the company and its investors were the Commission or its Staff to determine that the company is an investment company.

     In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Kyle Wiley at (202) 334-5791 or Christopher Dunham at (202) 551-3783 if you have any questions about comments related to your status as a Commission-Identified Issuer during your most recently completed fiscal year. You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Christine Dietz, Senior Staff Accountant at (202) 551-3408 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology